Exhibit 99.1

PRESS RELEASE

CENTOGENE Announces Changes to Supervisory Board, Including Appointment of Mary Sheahan

Adding significant financial expertise with an impressive track record in value creation

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, November 21, 2022 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the appointment of Mary Sheahan as a member of the Supervisory Board, to be confirmed at the Company’s next General Meeting of Shareholders. Ms. Sheahan will serve as a member ad interim of the Company’s Supervisory Board starting December 1, 2022. It is also planned that Ms. Sheahan will assume the role of Chair of the Audit Committee.

Ms. Sheahan brings over 20 years of experience in private and publicly listed international pharmaceutical and life science companies, including as an executive at Avillion, Perrigo, and Elan Corporation, as well as a non-executive director at Venn Life Sciences. Throughout her career, she has held significant financial and other management roles and supported value creation across a wide range of areas, including supporting development, approval, and launch of blockbuster products for neurology and immunology indications. Ms. Sheahan currently serves as CFO of Avillion LLP, a private equity-backed life sciences company focused on the co-development and financing of pharmaceutical products. In this role, she is also responsible for supporting Avillion’s partnerships with multinational pharmaceutical companies. Mary is also a qualified chartered accountant and has worked as an auditor with KPMG.

“I am excited by the opportunity to join CENTOGENE,” said Ms. Sheahan. “This is a unique time to join the Company, as it has built the highly diverse CENTOGENE Biodatabank which generates great value in accelerating data-driven, life-changing answers for patients around the world. I believe that there is tremendous opportunity to create substantial value in diagnostics and to significantly expand our position as the essential life science partner of choice for pharma in rare and neurodegenerative diseases.”

“We are very pleased to welcome Ms. Sheahan as a new member of the Supervisory Board,” stated Peer Schatz, Chairman of the Supervisory Board of CENTOGENE. “Mary has been instrumental in financial management, driving strategic decision-making and delivering value creation for patients and stakeholders over the past 20 years. We look forward to benefitting from her experiences in steering public companies, as CENTOGENE is positioned for significant growth and value creation.”

At the same time, the Company announced that Berndt Modig has announced his intent to transition off the Supervisory Board. Mr. Modig, who joined the Company’s Supervisory Board in 2018, intends to continue to serve on the Board up to the next General Meeting of Shareholders.

“On behalf of the Supervisory Board and all employees, I would like to thank Berndt for his great contributions during his time at CENTOGENE,” added Peer Schatz. “Berndt’s expertise and supervision has been instrumental in growing CENTOGENE into the Company it is today and provided guidance and oversight during a time of rapid change, including the company’s IPO in 2019. We are looking forward to working with him through the transition and wish him all the best for the future.”

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Lennart Streibel

Investor Relations

IR@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com